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EXHIBIT 11

BEAZER HOMES USA, INC.
STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
(Dollars in thousands, except per share amounts)

	Year Ended September 30,
	2000	1999	1998
Basic:
Earnings—
Net income	$43,606	$36,934	$23,201
Less: Dividends and other payments to preferred stockholders	—	3,343	4,000

Net income applicable to common shareholders	$43,606	$33,591	$19,201

Shares—
Weighted average number of common shares outstanding	8,254	7,320	5,864
Basic net income per share	$5.28	$4.59	$3.27

Diluted:
Earnings
Net income applicable to common stockholders	$43,606	$33,591	$19,201
Plus: Dividends and other payments to preferred stockholders	—	$3,343	$4,000

Adjusted net income applicable to common shareholders	$43,606	$36,934	$23,201

Shares
Weighted average number of common shares outstanding	8,254	7,320	5,864
Effect of dilutive securities:
Assumed conversion of preferred shares	—	1,232	2,625
Restricted stock	298	254	163
Options to acquire common stock	78	89	79
Diluted weighted average number of common shares outstanding	8,630	8,895	8,731
Diluted earnings per share	$5.05	$4.15	$2.66

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